EXHIBIT 11

STATEMENT REGARDING COMPUTATION

OF PER SHARE EARNINGS

SHARES
Basic Shares outstanding at June 30, 2006	1,827,620

Net income after tax	$1,163,452	=	$ 0.64 per share
Basic Shares outstanding	1,827,620

Diluted Shares outstanding at June 30, 2006	1,851,355

Net income after tax	$1,163,452	=	$ 0.63 per share
Diluted Shares outstanding	1,851,355

Note: Basic earnings per share are computed as earnings divided by weighted average basic shares outstanding. Diluted Shares outstanding includes the difference between 37,501 stock options outstanding less 13,766 shares that could be purchased using the option exercise proceeds should all stock options be exercised. When a loss occurs, Diluted (loss) per share and Basic (loss) per share are the same.

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